Exhibit 4.7

NEW CENTURY BANK
 STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT is made as of July __, 1997, by and between NEW CENTURY BANK, a Pennsylvania bank (the “Bank”), and CITIZENS INCORPORATED, a Pennsylvania business corporation (“Citizens”).

Background

Citizens is the shareholder of record and beneficial owner of 30,247 shares of the common stock, $1.00 par value per share, of the Bank (the “Common Stock”).  In order to induce Citizens to purchase such shares and in connection with such purchase, the Bank agreed to provide Citizens with the right to purchase additional shares of Common Stock in order to maintain its percentage ownership interest from time to time of the outstanding shares of Common Stock.  The Bank and Citizens are making this agreement to provide Citizens with a purchase option in the circumstances described below and set forth the terms and conditions of such purchase option.

Agreements

1.           Option to Purchase Shares.  (a) Upon each Sale (as defined in this paragraph), Citizens shall have the right to purchase from the Bank and the Bank shall be obligated to sell to Citizens the number of shares of Common Stock (in each case, “Additional Shares”) at the price per share determined in accordance with the provisions of this paragraph.

(b) Upon each Sale Citizens shall have the right to purchase up to the number of Additional Shares which shall make Citizens’ percentage ownership of the outstanding Common Stock after giving effect to the Sale and the purchase of Additional Shares equal to its percentage ownership of the outstanding shares of Common Stock immediately prior to the Sale.

(c) The price per share of Additional Shares shall be equal to the price per share of Common Stock in the Sale.  In the event that the purchase price for shares of Common Stock in the Sale is paid in property other than cash, the purchase price of each Additional Share for purposes of this Agreement shall be deemed to be the cash value of such property per share of Common Stock in the Sale as determined by the Board of Directors of the Bank in good faith prior to the Sale.

(d) For purposes of this agreement, the term “Sale” means the issuance and sale shares of Common Stock by the Bank, other than (i) a sale to Citizens or pursuant to an offer which by its terms could have been accepted by Citizens, (ii) a sale of treasury stock and (iii) a grant of shares of Common Stock or a sale upon exercise of an option granted pursuant to any stock bonus, stock option or similar plan maintained by the Bank for the directors, officers and/or employee of the Bank or any subsidiary or affiliate of the Bank.

2.  Notice of Sale and Exercise of Option.  Within ten business days after each Sale the Bank shall give notice of the Sale to Citizens, including the number of shares of Common Stock sold and the purchase price per share (each a “Sale Notice”).  Citizens may then exercise its right to purchase Additional Shares by delivering to the Bank (a) an irrevocable election to purchase Additional Shares (in the form of Exhibit A to this agreement) specifying the number of Additional Shares to be purchased and the total purchase price (each an “Exercise Notice”) and (b) payment of the purchase price for the Additional Shares in immediately available funds.  In order to be effective for the purchase of Additional Shares on account of a Sale, the Bank must receive an Exercise Notice and payment for the Additional Shares by the tenth business day following the date on which the Bank gave to Citizens a Sale Notice with respect to the Sale.  The Bank shall issue and deliver to Citizens the certificates for Additional Shares within fourteen business days after its receipt of each timely and proper Exercise Notice and the purchase price for such Additional Shares.

3.  Rights as Shareholder.  Citizens shall have no rights as a shareholder of the Bank with respect to any Additional Shares by virtue of this agreement prior to the purchase of such Additional Shares and the issuance and delivery of the certificates for such Additional Shares as provided in this agreement.

4.  Taxes.  Citizens shall be responsible for all federal, state and local taxes payable by it on account of its receipt of the option provided in this agreement and its purchase of Additional Shares pursuant to this agreement.

5.  Binding Effect; No Assignment.  This agreement shall be binding upon and inure to the benefit of the Bank and Citizens and their respective successors.  Citizens may not transfer or assign any of its rights under this agreement (whether or not in connection with the disposition of shares of Common Stock by Citizens) without the prior written consent of the Bank, which shall not be unreasonably withheld.

6.  Notices.  All notices and other communications relating to this agreement shall be in writing and (except for notices, elections and other communications under Paragraph 2 of this agreement, which shall be by certified mail, return receipt requested) shall be deemed given if delivered personally, by facsimile transmission (with confirmation of receipt) or by registered or certified U.S. mail (with return receipt) to a party at its address set forth below or such other address as such party may designate in writing to the other party:

(a) if to the Bank:

New Century Bank
P.O. Box 747
Route 113 and Pothouse Roads
Phoenixville, Pennsylvania 19460
Attention:  Kenneth B. Mumma,
Chairperson of the Board, and

Richard F. Stevens,
Chief Executive Officer,

and

(b) if to Citizens:

Citizens Incorporated
204 South Jackson Street
P.O. Box 250
Evans City, Pennsylvania 16033
Attention:  Chief Executive Officer.

7.  Governing Law.  This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

8.  Duration.  Except as otherwise provided in this agreement, this agreement shall remain in effect unless and until (a) Citizens shall no longer own any shares of Common Stock of the Bank or (b) the consolidation or merger of the Bank with or into another company and the Bank shall not be the surviving entity.

9.  Adjustment upon Changes in Capitalization.  In the event that all outstanding shares of Common Stock are changed into or exchanged for any other stock or securities of the Bank by reason of any reclassification, reorganization or other change of outstanding shares of Common Stock, the Bank shall cause effective provisions to be made so that Citizens shall thereafter have the right to purchase such other stock and/or securities by exercising the option provided in this agreement.

10.  No Fractional Shares; Limit on Option Exercise and Issue of Shares.  The Bank shall not be required to sell fractions of shares of Common Stock pursuant to this agreement.  If Citizens would, except for this paragraph, have the right to purchase any fraction of a share of Common Stock pursuant to this agreement, the Bank will round down and sell to Citizens only the largest whole number of Additional Shares to which Citizens is otherwise entitled.  Notwithstanding any other provision of this Agreement, Citizens shall not be obligated to purchase any Additional Shares and the Bank shall not be obligated to issue any Additional Shares if, immediately after or as a result of such purchase or issuance Citizens and any “affiliates” of Citizens (as defined pursuant to the Bank Holding Company Act of 1956, as amended, or the regulations thereunder) together would control more than 4.99% of the outstanding shares of any class of voting securities of the Bank.

11.  Representations, Warranties and Covenants of Citizens.  Citizens hereby represents, warrants and covenants to the Bank as follows:

(a)  Citizens will acquire Additional Shares in good faith for the purpose of investment in the Bank and not for the purpose of resale or for distributing or publicly selling Additional Shares to others, or for dividing Citizens’ participation with others in Additional Shares or any portion thereof issued pursuant to this agreement.  Citizens will acquire Additional Shares only for its own account.  There is no present arrangement or agreement for the sale, pledge or other transfer to any person of any Additional Shares that may be acquired by Citizens and Citizens is not presently aware of any particular occasion, event or circumstance upon the occurrence or happening of which Citizens would be obligated or would intend to sell any Additional Shares.

(b) Citizens further understands and acknowledges that the Bank has not registered the issuance of the option provided by this agreement and will not register the sale of Additional Shares under the Securities Act of 1933 (the “1933 Act”) or under the securities laws of any state or other jurisdiction.

(c) Citizens’ principal office is located in the Commonwealth of Pennsylvania.

(d) Citizens is familiar with the business, financial condition and operations of the Bank, has received the Bank’s Offering Circular dated January 10, 1995, together with the supplements thereto dated December 29, 1995, June 28, 1996, and March 12, 1997 (the “Offering Circular”), has been given the opportunity to inspect the Bank’s financial, corporate and other records and to conduct such further due diligence regarding the Bank as Citizens deems appropriate.

(e) Citizens is capable of evaluating the merits and risks of its prospective investment in the Bank through purchases of Additional Shares.

(f) In the event that Citizens at any time contemplates the disposition (whether by sale, exchange, gift, or other form of transfer) of any Additional Shares, Citizens will first notify the Bank of such proposed disposition and will thereafter cooperate with the Bank in complying with all applicable requirements of federal and state laws which, in the opinion of the Bank or its counsel, must be satisfied prior to the making of such disposition.  Citizens will not sell, hypothecate, or otherwise transfer or dispose of any or all Additional Shares unless (a) Citizens delivers to the Bank, by an attorney satisfactory to the Bank’s legal counsel, a written opinion, satisfactory to the Bank and its legal counsel, to the effect that one or more exemptions from registration under applicable federal and state securities laws and regulations are available with respect to such disposition.  Neither the Bank nor any transfer agent for the Bank shall be obligated to transfer or record the transfer of any Additional Shares until the provisions of this paragraph have been satisfied.  If required in the judgment of the Bank’s legal counsel to comply with applicable securities laws or regulations, the Bank or its transfer agent may require appropriate legends to be place on any certificates for Additional Shares to be delivered pursuant to this agreement and any certificates to be delivered upon transfer of Additional Shares by Citizens.  The provisions of this paragraph shall apply to all Additional Shares and to any securities into which Additional Shares may be converted, combined or divided, whether in connection with a merger, reclassification, recapitalization or reorganization of the Bank or otherwise, as well as all securities of the Bank distributed on the Additional Shares and such other securities.  Citizens agrees to indemnify the Bank against, and hold it harmless from, all losses, liabilities, costs and expenses (including reasonable attorneys’ fees) which arise as a result of a sale, exchange or other transfer of any Additional Shares other than as permitted by this paragraph.  The foregoing agreement of Citizens to indemnify and hold harmless the Bank shall survive Citizens’ purchase of Additional Shares, any resale of such shares and any modification or termination of this agreement.

(g) The Bank is relying upon Citizens’ representations, warranties and covenants contained in this agreement in granting the option provided in this agreement.

12.  Further Conditions to Sale of Additional Shares.  The Bank shall not be obligated to sell any Additional Shares to Citizens pursuant to this agreement unless in each case the Bank, in good faith, determines that such sale (a) may be made without registration or qualification of the sale pursuant to the 1933 Act or applicable state securities laws and (b) would not violate or contravene any other applicable law or the articles of incorporation of the Bank.  Upon request of the Bank, as a condition to each sale of Additional Shares, Citizens shall execute and deliver to the Bank a certificate containing such representations, warranties and covenants as the Bank may reasonably request to enable it to make the foregoing determinations.

13.  Waiver and Amendment.  Any provision of this agreement may be waived at any time by the party that is entitled to the benefits of such provision, but no such waiver shall be effective unless it is contained in a written waiver executed by such party.  This agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement by the Bank and Citizens.

IN WITNESS WHEREOF, each of the Bank and Citizens, intending to be legally bound, has caused this agreement to be executed by its duly authorized officer.

NEW CENTURY BANK	CITIZENS INCORPORATED

By: /s/ Richard F. Stevens	By: /s/ S.J. Irvine III
Name: Richard F. Stevens	Name: S.J. Irvine III
Title: Chief Executive Officer	Title: Chief Executive Officer